UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

LEAP THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

52187K 101

(CUSIP Number)

Valence Helix Investments III, LLC

Valence Helix Investments, LLC

Eric Roberts

Graham Crooke

Rachel Leheny

Philip Sawyer

Evgeny Zaytsev

590 Madison Avenue, 21st Floor

New York, NY 10022

with copy to:

Evan Ng

Dorsey & Whitney LLP

305 Lytton Avenue

Palo Alto, CA 94301

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 17, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 52187K 101	Page 2 of 11

1	NAMES OF REPORTING PERSON: Valence Helix Investments III, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY): 83-3347149
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 1,906,060 (See Item 5)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 1,906,060 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,906,060 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐ Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 7.53%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

(1)

The calculation of percentage ownership is based on a total of 24,194,877 shares of common stock of the Issuer issued and outstanding as of the close of business on November 12, 2019, as reported by the Issuer on its Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, as filed with the Securities and Exchange Commission on November 14, 2019 plus up to 1,125,714 shares of common stock of the Issuer that Valence Helix Investments III, LLC may acquire within 60 days of the date of this filing upon exercise of warrants, subject to the limitations contained in the warrants.

SCHEDULE 13D

CUSIP No. 52187K 101	Page 3 of 11

1	NAMES OF REPORTING PERSON: Valence Helix Investments, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY): 82-3293708
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 295,070 (See Item 5)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 295,070 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 295,070 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.21%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

(2)

The calculation of percentage ownership is based on a total of 24,194,877 shares of common stock of the Issuer issued and outstanding as of the close of business on November 12, 2019, as reported by the Issuer on its Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, as filed with the Securities and Exchange Commission on November 14, 2019 plus up to 258,833 shares of common stock of the Issuer that Valence Helix Investments, LLC may acquire within 60 days of the date of this filing upon exercise of warrants, subject to the limitations contained in the warrants.

SCHEDULE 13D

CUSIP No. 52187K 101	Page 4 of 11

1	NAMES OF REPORTING PERSON: Eric Roberts I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 82,390
	8	SHARED VOTING POWER: 2,201,130 (See Item 5)
	9	SOLE DISPOSITIVE POWER: 82,390
	10	SHARED DISPOSITIVE POWER: 2,201,130 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,283,520 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.93%(3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(3)

The calculation of percentage ownership is based on a total of 24,194,877 shares of common stock of the Issuer issued and outstanding as of the close of business on November 12, 2019, as reported by the Issuer on its Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, as filed with the Securities and Exchange Commission on November 14, 2019 plus the maximum number of shares of common stock that the Reporting Persons may acquire within 60 days of the date of this filing upon exercise of warrants, subject to the limitations contained in the warrants.

SCHEDULE 13D

CUSIP No. 52187K 101	Page 5 of 11

1	NAMES OF REPORTING PERSON: Graham Crooke I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 2,201,130 (See Item 5)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 2,201,130 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,201,130 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.61%(4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(4)

The calculation of percentage ownership is based on a total of 24,194,877 shares of common stock of the Issuer issued and outstanding as of the close of business on November 12, 2019, as reported by the Issuer on its Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, as filed with the Securities and Exchange Commission on November 14, 2019 plus the maximum number of shares of common stock that the Reporting Persons may acquire within 60 days of the date of this filing upon exercise of warrants, subject to the limitations contained in the warrants.

SCHEDULE 13D

CUSIP No. 52187K 101	Page 6 of 11

1	NAMES OF REPORTING PERSON: Rachel Leheny I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 2,201,130 (See Item 5)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 2,201,130 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,201,130 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.61%(5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(5)

The calculation of percentage ownership is based on a total of 24,194,877 shares of common stock of the Issuer issued and outstanding as of the close of business on November 12, 2019, as reported by the Issuer on its Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, as filed with the Securities and Exchange Commission on November 14, 2019 plus the maximum number of shares of common stock that the Reporting Persons may acquire within 60 days of the date of this filing upon exercise of warrants, subject to the limitations contained in the warrants.

SCHEDULE 13D

CUSIP No. 52187K 101	Page 7 of 11

1	NAMES OF REPORTING PERSON: Philip Sawyer I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 2,201,130 (See Item 5)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 2,201,130 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,201,130 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.61%(6)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(6)

The calculation of percentage ownership is based on a total of 24,194,877 shares of common stock of the Issuer issued and outstanding as of the close of business on November 12, 2019, as reported by the Issuer on its Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, as filed with the Securities and Exchange Commission on November 14, 2019 plus the maximum number of shares of common stock that the Reporting Persons may acquire within 60 days of the date of this filing upon exercise of warrants, subject to the limitations contained in the warrants.

SCHEDULE 13D

CUSIP No. 52187K 101	Page 8 of 11

1	NAMES OF REPORTING PERSON: Evgeny Zaytsev I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 2,201,130 (See Item 5)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 2,201,130 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,201,130 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.61%(7)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(7)

The calculation of percentage ownership is based on a total of 24,194,877 shares of common stock of the Issuer issued and outstanding as of the close of business on November 12, 2019, as reported by the Issuer on its Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, as filed with the Securities and Exchange Commission on November 14, 2019 plus the maximum number of shares of common stock that the Reporting Persons may acquire within 60 days of the date of this filing upon exercise of warrants, subject to the limitations contained in the warrants.

SCHEDULE 13D

CUSIP No. 52187K 101	Page 9 of 11

Reference is hereby made to the statements on Schedule 13D originally filed with the Securities and Exchange Commission on February 15, 2019, (the “Schedule 13D”) which is incorporated by reference.

This Amendment No. 1 to Schedule 13D relates to the shares of Common Stock, par value $0.001 per share (the “Common Stock”), of Leap Therapeutics, Inc., a Delaware corporation (the “Issuer”).

The Reporting Persons are filing this Amendment No. 1 to report a decrease in the percentage of the class beneficially owned by the Reporting Persons due to the sale of shares of Common Stock in the open market by certain of the Reporting Person(s) and an increase in the aggregate number of outstanding shares of Common Stock of the Issuer.

Pursuant to this Amendment No. 1 to Schedule 13D, Item 5 of Schedule 13D is hereby amended as follows:

Item 5. Interest in Securities of the Issuer.

The information contained on the cover pages of this Schedule 13D and the information set forth or incorporated in Items 3, 4 and 6 is hereby incorporated by reference in its entirety into this Item 5.

(a) and (b)

Ownership percentages set forth in this Schedule 13D are based upon a total of 24,194,877 shares of Common Stock of the Issuer issued and outstanding as of the close of business on November 12, 2019, as reported by the Issuer on its Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, as filed with the Securities and Exchange Commission on November 14, 2019.

Valence Helix Investments III, LLC

Valence Helix Investments III, LLC directly holds 780,346 shares of Common Stock, which is less than the 1,125,714 shares of Common Stock it held when the Schedule 13D was filed. Valence Helix Investments III, LLC sold shares of Common Stock in the open market at prices ranging from $1.42 to $2.40 per share during the period from July 29, 2019 until January 10, 2020. Valence Helix Investments III, LLC continues to hold warrants to purchase 1,125,714 shares of Common Stock. Pursuant to Rule 13d-3 under the Act, Valence Helix Investments III, LLC may be deemed the beneficial owner of 2,201,130 shares of Common Stock. Valence Helix Investments III, LLC disclaims beneficial ownership of said shares except to the extent of its pecuniary interest therein.

Valence Helix Investments, LLC

The direct holdings of Valence Helix Investments, LLC have not changed since the Schedule 13D was filed. Pursuant to Rule 13d-3 under the Act, Valence Helix Investments, LLC may be deemed the beneficial owner of 2,201,130 shares of Common Stock. Valence Helix Investments, LLC disclaims beneficial ownership of said shares except to the extent of its pecuniary interest therein.

Eric Roberts

Roberts directly owns 82,390 shares of Common Stock. This is an increase as compared with the 51,930 shares of Common Stock directly owned by Roberts when the Schedule 13D was filed. Roberts purchased the additional shares of Common Stock in the open market at prices ranging from $0.75 to $1.08 per share during the period from September 30, 2019 to November 14, 2019. Roberts disclaims beneficial ownership of the securities held by Valence III and Valence I except to the extent of his pecuniary interest therein.

Crooke/Leheny/Sawyer/Zaytsev

Each of Crooke, Leheny, Sawyer, and Zaytsev, along with Roberts, is a manager of Valence III and Valence I, and may have ability to direct the management and the business of Valence III and Valence I, including the power to vote and dispose of the securities held by Valence III and Valence I. Each such Reporting Person may, therefore, be deemed to beneficially own a total of 2,201,130 shares of Common Stock. Each such Reporting Person disclaims beneficial ownership of said shares except to the extent of his or her pecuniary interest therein.

(c) Except for the transaction described herein, there have been no other transactions in the securities of the Issuer effected by any Reporting Person within the last 60 days.

SCHEDULE 13D

CUSIP No. 52187K 101	Page 10 of 11

Item 7. Materials to be Filed as Exhibits

Exhibit No.	Description

A	Joint Filing Agreement, (incorporated by reference to the Schedule 13D (File No. 005-90188) filed with the SEC on February 15, 2019).

99.1	Form of Purchase Agreement, dated as of November 14, 2017, by and among Leap Therapeutics, Inc. and the purchasers identified on the schedule thereto (incorporated by reference to Exhibit 99.2 to Schedule 13D (File No. 005-90188) filed with the SEC on November 21, 2017).

99.2	Form of Warrant, dated as of November 14, 2017 by and among Leap Therapeutics, Inc. and the purchasers identified on the schedule thereto (incorporated by reference to Exhibit 99.3 to Schedule 13D (File No. 005-90188) filed with the SEC on November 21, 2017).

99.3	Lock-up Agreement, dated as of November 14, 2017 from each of the individuals identified on the schedule thereto (incorporated by reference to Exhibit 99.5 to Schedule 13D (File No. 005-90188) filed with the SEC on November 21, 2017).

99.4	Underwriting Agreement, dated February 1, 2019 by and among Leap Therapeutics, Inc. and the underwriters identified on the schedule thereto incorporated by reference to Exhibit 1.1 to Form 8-K (File No. 001-37990) filed with the SEC on February 1, 2019).

99.5	Form of Warrant, dated as of February 5, 2019 (incorporated by reference to Exhibit 4.1 to Form 8-K (File No. 001-37990) filed with the SEC on February 1, 2019).

SCHEDULE 13D

CUSIP No. 52187K 101	Page 11 of 11

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

VALENCE HELIX INVESTMENTS III, LLC

Dated: January 17, 2020	By: /s/ Eric Roberts
Name: Eric Roberts
Title: Manager

VALENCE HELIX INVESTMENTS, LLC

Dated: January 17, 2020	By: /s/ Eric Roberts
Name: Eric Roberts
Title: Manager

ERIC ROBERTS:

Dated: January 17, 2020	/s/ Eric Roberts

GRAHAM CROOKE:

Dated: January 19, 2020	/s/ Graham Crooke

RACHEL LEHENY:

Dated: January 17, 2020	/s/ Rachel Leheny

PHILIP SAWYER:

Dated: January 17, 2020	/s/ Philip Sawyer

EVGENY ZAYTSEV:

Dated: January 17, 2020	/s/ Evgeny Zaytsev